Robert A. Forrester
                                 Attorney at Law
                           1215 Executive Drive West,
                                    Suite 102
                              Richardson, TX 75081
                                                                 (972) 437-9898
                                                             Fax (972) 480-8406




December 18, 2006

Craig Slivka
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D. C. 20549-7010

RE:      Preliminary Proxy Statement of Schedule 14A
         Amendment No. 1
         Gibbs Construction, Inc. (the "Company")
         File No 1-14088

Dear Mr. Slivka:

This letter is sent in response to the staff's comment letter of October 27, 2006, to the above issuer and in reference to its preliminary proxy statement, the amendment of which is being filed with this letter. With the filing of this letter, the Company is transmitting to you by courier a clean copy and a manually marked copy of the filing for your reference and convenience. The following reproduces the staff's comments with the Company's response following the comment.

General

1. We note that you have yet to respond to a letter from Marva D. Simpson, Special Counsel in the Office of Enforcement Liaison in the Division of Corporation Finance dated September 27, 2006 regarding your apparent failure to comply with the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. Please include your reply to this letter with your responses to the following comments. We have enclosed a copy of that letter for your reference.

              I have attached a copy of the letter sent to Ms. Simpson on Friday, December 8, 2006, regarding the subject of the comment. As of this date, the Company is current in its filings.

2. It appears that you have abandoned the offering filed on Form S-1 File No. 333-58431 on July 2, 1998. Accordingly, please withdraw this registration statement.

              Complied with.

3. We note that your proxy statement currently calls for shareholders to vote on all matters in one package. Please unbundled these actions and provide a means by which the shareholders are afforded an opportunity to approve, disprove or abstain with respect to each separate matter by making the appropriate changes to the proxy statement and proxy card. Refer to Rule 14a-4(b)(1) of the Securities Exchange Act of 1934. In this regard, please note that you should clearly describe each separate matter to be voted upon under its own caption in the proxy statement. Note that we may have further comments on your revised disclosure.

              The name change is now separated from the capital restructuring.

4. Please disclose all of the information required by Item 4 of Schedule 14A, including the means by which this solicitation will be made and by whom the costs will be borne.

              A third paragraph to the first section of the proxy statement has been added in response to this comment.

5.       Please disclose the information required by Item 5(a)(1) and (4) of
         Schedule 14A.

              Under the "General" section on page 3, the last paragraph is new to indicate both Mr. Sample's interest and the spouse of Ms. Myers's interest in the amendment to the capital structure. In several instances (footnotes one and three to the stock ownership table and the second paragraph in the "Reasons for the Authorization of the Preferred Stock"), explicit reference about the spouse of Ms. Myers's interest is indicated.

6.       Please disclose the information required by Item 6(e) of Schedule 14A.

              Following the table of stock ownership, a new section entitled "Change of Control" has been added. See also response to comment 8.

7. Please disclose the information required by Item 13(a) of Schedule 14A. Refer to Item 11(e) of Schedule 14A and Instruction 1 thereto as it relates to the issuance of a material amount of senior securities.

              We have appended the required information following the signature page of the proxy statement.

8.       Please disclose the information required by Item 11(b) and (c) of
         Schedule 14A.

              A new section entitled "Description of Capital Stock", has been added to comply with the comment. Further, the "Change of Control" section discusses the board of director's determination of the consideration for the issuance of the post-split common and preferred stock.

9. Please disclose the information required by Item 14(a)-5(e) of the Securities Exchange Act of 1934.

              At the end of the proxy statement, a new section, "Other Matters", has been added to address this comment.

Security Ownership of Certain Beneficial Owners and Managements, page 2

10. Please revise to clarify whether the amounts of shares included in each column in this table are presented on a pre-split or post-split basis.

              Each column is now labeled pre-split and post-split, as applicable. Footnote one is modified to make explicit the basis of the post-shares.

11. Please revise this table to clarify the number of shares of common stock owned by each beneficial owner as of a recent date. The table currently says that the information is as of September 29, except as otherwise indicated. However, because of footnote (2) to the column entitled "Number of Shares of Common Stock Owned," it appears that the column is intended to depict the number of shares owned by each person after giving effect to the proposals.

              The introductory paragraph has been changed to summarize explicitly the information set forth in the table.

12. Clarify how you arrived at 9,142,500 shares owned by Mr. Sample following the adoption of the proposals. If Mr. Sample beneficially owns 25,000 of the shares because of the proxy given by Ms. Myers' spouse, and you have agreed to issue 8,117,500 shares in consideration of expenses advanced, that suggests that Mr. Sample already owns 1,000,000 shares on a post-split basis, or 8,000,000 shares on a pre-split basis. Current ownership reflected in the table (4,000,000 shares) is not consistent with either of these.

              Footnote one also clarifies how the 9,142,500 number was arrived at.

13. Clarify how the shares of common and preferred stock that Mr. Sample will own will give him 34,867,500 votes. If he will have 25,000,000 votes because of his preferred share ownership (500,000 preferred shares time 50 votes per share), that must mean that he will own of have the power to vote 9,867,500 shares of common stock. However, the disclosure in the table indicates that Mr. Sample will beneficially own 9,142,500 shares of common stock after the transaction.

              Footnote one identifies how the 34,867,500 is arrived at.

Proposal No. 1, page 2

14.      Please disclose your current amount of authorized stock.

              Prior to the discussion of the proposals, a new section "Description of Securities", is added in response to comment * and addresses the issue raised in this comment.

Reasons for Approving the One for Eight Reverse Stock Split and Increasing the Number of Authorized Shares, page 4


15. You state that the increase in authorized common shares will make available additional authorized shares that could be used to "...to purchase several automobile auctions..." and that "...Without a reverse stock split and an attendant increase in the number of authorized shares of the Company's common stock, the board of directors believes that there would not be a sufficient number of shares authorized to permit the funding and any possible acquisition utilizing shares..." Please revise to provide all information required by Item 14 of
         Schedule 14A with respect to any planned acquisition or supplementally provide to us a detailed legal analysis that explains why you believe
         Item 14 is inapplicable. Please refer to Note A of Schedule 14A.

              At the inception of the restructuring of the Company, the principal was advised that any serious discussion with a potential target could trigger substantial disclosures. Consistent with this counsel, neither the Company, Mr. Sample, nor any affiliate or associate has had any conversation or discussion, much less negotiation, with a possible target acquisition. Mr. Sample has willingly complied with the counsel and has, in fact told those initiating contact with him regarding a possible acquisition that no discussion or conversation could occur until the Company had completed its capital restructuring and fund raising.

              This counsel is consistent with Note A of Schedule 14A which says that a transaction..."approving the authorization of additional securities which are to be used to acquire another specified company..." must address disclosures required by Item 14 of
              Schedule 14A. The severely restricted parameters in which the principal has acted with respect to a possible acquisition precludes identifying a possible specific acquisition target. Accordingly, because the increase in authorization of Common Stock and the establishment of the power to issue Preferred Stock does not relate to the possible acquisition of a specific company, Item 14 is not applicable.

Please do not hesitate to contact me at the above telephone number if I can answer any of the staff's questions.



Very truly yours,





Robert A. Forrester

                               Robert A. Forrester
                                 Attorney at Law
                           1215 Executive Drive West,
                                    Suite 102
                              Richardson, TX 75081
                                                                 (972) 437-9898
                                                             Fax (972) 480-8406
Marva Simpson
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.


Re:      Letter of September 27, 2006 re Gibbs Construction, Inc.
         File No. 1-14088

Dear Ms. Simpson:

We are filing with this letter a Form 8-K on behalf of the above referenced registrant indicating a change in control with attendant disclosures. We anticipate filing a Form 10-KSB on Monday, [December] 11, 2006, for the fiscal year ended December 31, 2005, which will contain audited financial statement for the registrant for the fiscal years ended December 31, 2005, 2004 and 2003. With the filing of the Form 10-KSB, the registrant will be filing Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, thus removing the delinquencies of that registrant.


Very truly yours,


/s/ Robert A. Forrester